Exhibit 99.1

ARC Resources Ltd. Confirms April 17, 2017 Dividend Amount

CALGARY, March 16, 2017 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") confirms that an eligible dividend of $0.05 per share will be paid on April 17, 2017 to shareholders of record on March 31, 2017. The ex-dividend date is March 29, 2017. As at March 16, 2017, the trailing 12-month payments to investors, including the March 15, 2017 payment, total $0.60 per share.

On February 8, 2017, ARC's Board of Directors approved the elimination of its Dividend Reinvestment Plan ("DRIP") and Stock Dividend Program ("SDP"). Elimination of the DRIP and SDP is in effect for the March 2017 dividend, payable on April 17, 2017 to shareholders of record on March 31, 2017. The ex-dividend date is March 29, 2017. Shareholders that were enrolled in either program will automatically receive dividend payments in the form of cash. See ARC's February 8, 2017 news release entitled, "ARC Resources Ltd. Announces Fourth Quarter and Year-end 2016 Results as It Increases Capital Investment in ARC's Multi-year, Large-scale Development Projects at Dawson, Parkland/Tower, and Sunrise".

ARC is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $7.1 billion. ARC's common shares trade on the TSX under the symbol ARX.

ADVISORY – In the interests of providing ARC shareholders and potential investors with information regarding ARC, including Management's assessment of ARC's future plans and operations, certain information contained in this document are forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, including those risks and uncertainties contained in ARC Resources Ltd.'s Annual Information Form filed on SEDAR at www.sedar.com, which may cause ARC's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

SOURCE ARC Resources Ltd.

To view the original version on PR Newswire, visit: http://www.newswire.ca/en/releases/archive/March2017/16/c2533.html

%CIK: 0001029509

For further information: about ARC Resources Ltd., please visit our website www.arcresources.com or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6427, Toll Free: 1-888-272-4900, ARC Resources Ltd., Suite 1200, 308 - 4th Avenue S.W., Calgary, AB T2P 0H7

CO: ARC Resources Ltd.

CNW 11:15e 16-MAR-17